SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.,

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

On February 11, 2015, Vascular Biogenics Ltd. (“we,” or the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which is summarized below and described in more detail in our notice of extraordinary general meeting of shareholders and proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on January 6, 2015.

Proposal 1:	To elect Dr. Ron Cohen, M.D as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”)

Proposal 2:	To elect Mr. Philip Serlin, CPA as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.

Based on voting results at the Meeting and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: February 13, 2015	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer